Exhibit 99.3

STUDIO CITY RECENT UPDATES

In this update, “we,” “us,” “our,” and “Group” refer to Studio City Company Limited (“Studio City Company”), a wholly-owned subsidiary of Studio City International Holdings Limited, and Studio City Company’s consolidated subsidiaries, collectively, and the “Issuer” and the “Company” refers to Studio City Company.

FORWARD-LOOKING STATEMENTS

This update contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. All statements other than statements of historical fact in this update are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based the forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

•	our goals and strategies;

•	the material impact of the global COVID-19 pandemic on our business, financial results and liquidity, which could worsen and persist for an unknown duration;

•	the reduced access to our target markets due to travel restrictions, and the potential long term impact on customer retention;

•	the expected growth of the gaming and leisure market in Macau and visitation in Macau;

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restrictions or conditions on visitation by citizens of mainland China to Macau, including in connection with the COVID-19 pandemic, with respect to which we are unable to predict when all, or any of, such travel restrictions will be eased, or the period of time required for tourism to return to pre-pandemic levels (if at all);

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the impact on the travel and leisure industry from factors such as an outbreak of an infectious disease, such as COVID-19 pandemic, extreme weather patterns or natural disasters, military conflicts and any future security alerts and/or terrorist attacks or other acts of violence;

•	general domestic or global political and economic conditions, including in China and Hong Kong, which may impact levels of travel, leisure and consumer spending;

•	our ability to successfully operate Studio City;

•	our ability to obtain all required governmental approvals, authorizations and licenses for the remaining project;

•	our ability to obtain adequate financing for the remaining project;

•	our ability to develop the remaining project in accordance with our business plan, completion time and within budget;

•	our compliance with conditions and covenants under the existing and future indebtedness;

•	construction cost estimates for the remaining project, including projected variances from budgeted costs;

•	our ability to enter into definitive contracts with contractors with sufficient skill, financial strength and relevant experience for the construction of the remaining project;

•	capital and credit market volatility;

•	our ability to raise additional capital, if and when required;

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increased competition from other casino hotel and resort projects in Macau and elsewhere in Asia, including the concessionaires (SJM, Wynn Resorts Macau and Galaxy) and subconcessionaires (including MGM Grand and Venetian Macau) in Macau;

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government policies, laws and regulations relating to the leisure and gaming industry in Macau, including proposed amendments to the gaming law, the extension of current concessions and subconcessions contracts, the tender for new gaming concessions, and the legalization of gaming in other jurisdictions;

•	the uncertainty of tourist behavior related to spending and vacationing at casino resorts in Macau;

•	fluctuations in occupancy rates and average daily room rates in Macau;

•	the liberalization of travel restrictions on PRC citizens and convertibility of the Renminbi;

•	the tightened control of certain cross-border fund transfers from the PRC;

•	the completion of infrastructure projects in Macau;

•	our ability to retain and increase our customers;

•	our ability to offer new services and attractions;

•	our future business development, financial condition and results of operations;

•	the expected growth, size of and trends in the market in Macau;

•	expected changes in our revenues, costs or expenditures;

•	our expectations regarding demand for, and market acceptance of, our brand and business;

•	our ability to continue to develop new technologies and/or upgrade our existing technologies;

•	cybersecurity risks including misappropriation of customer information or other breaches of information security;

•	our ability to protect our intellectual property rights;

•	growth of and trends of competition in the gaming and leisure market in Macau; and

•	general economic and business conditions globally and in Macau.

You should read this update with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this update include additional factors which could adversely impact our business and financial performance. Moreover, we operate in Macau’s gaming sector, a market with intense competition, and in an evolving and heavily regulated environment where the key gaming legislation is currently under review and, as of the date of this update, a proposed law amending the gaming law is before the Macau Legislative Assembly. We have a highly leveraged business model. New risk factors and uncertainties may emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this update relate only to events or information as of the date on which the statements are made in this update. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this update completely and with the understanding that our actual future results may be materially different from what we expect.

This update also contains statistical data and estimates that we obtained from industry publications and reports generated by government or third-party providers of market intelligence. Although we have not independently verified the data, we believe that the publications and reports are reliable. However, the statistical data and estimates in these publications and reports are based on a number of assumptions and if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions.

PRESENTATION OF FINANCIAL INFORMATION

This update contains non-GAAP financial measures, including Adjusted EBITDA that are not required by, or presented in accordance with, U.S. GAAP. We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance. We use non-GAAP financial measures as measures of the operating performance of our business and to compare the operating performance of our business with that of our competitors. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results reported under U.S. GAAP. Non-GAAP financial measures are not measurements of our performance under U.S. GAAP and should not be considered as alternatives to operating income or net profit or any other performance measures derived in accordance with U.S. GAAP or any other generally accepted accounting principles. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under U.S. GAAP. Some of these limitations are:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;

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although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements that would be required for such replacements; and

•	some of the items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will in the future be made.

SUMMARY

Recent Developments

Impact of the Covid-19 Outbreak and Preliminary Fourth Quarter of 2021 Information

Our operations have been impacted by on-and-off travel restrictions and quarantine requirements as imposed by the governments of Macau, Hong Kong and the PRC in response to isolated cases. The appearance of COVID-19 cases in Macau in early August 2021 and late September 2021 led to city-wide mandatory testing, mandatory closure of most entertainment and leisure venues (casinos and gaming areas excluded), and strict travel restrictions and requirements being implemented to enter and exit Macau. Since October 19, 2021, authorities have eased pandemic prevention measures such that travelers no longer require a 14-day quarantine on arrival in Zhuhai, and the validity of nucleic acid tests to enter Zhuhai was extended from 24 hours to 7 days. In addition, health-related precautionary measures remain in place and non-Macau resident individuals who are not residents of Taiwan, Hong Kong, or the PRC continue to be unable to enter Macau, except if they have been in Hong Kong or mainland PRC in the preceding 21 days and are eligible for an exemption application.

The pace of recovery from COVID-19-related disruptions continues to depend on future events, including duration of travel and visa restrictions, the pace of vaccination progress, development of new medicines for COVID-19 as well as customer sentiment and consumer behavior related to discretionary spending and travel, all of which remain highly uncertain. We are currently unable to reasonably estimate the financial impact to our future results of operations, cash flows and financial condition.

In January 2020, Melco Resorts Macau agreed to continue the VIP rolling chip operations at the Studio City Casino, originally expired on January 15, 2020, until January 15, 2021, and in December 2020 agreed to extend until December 31, 2021. In December 2021, continuation of VIP rolling chip operations at Studio City Casino by Melco Resorts Macau was further extended to December 31, 2022, subject to early termination with 30 days’ prior notice by either the Group or Melco Resorts Macau. In addition, in December 2021, Melco Resorts Macau ceased all gaming promoters arrangements at the Studio City Casino.

As of November 30, 2021, we held cash and cash equivalents of US$552.8 million and restricted cash of US$0.1 million. Restricted cash represents certain bank account balances required to be maintained in accordance with the terms of the 2021 Credit Facility. We also had a HK$233.0 million (US$29.9 million) revolving credit facility under the 2021 Credit Facility, all of which was available for drawdown as of November 30, 2021, subject to certain conditions precedent. As of November 30, 2021, the total principal amount of our outstanding indebtedness was US$2.10 billion, consisting primarily of the 2020 Intercompany Notes with a principal amount of US$1.0 billion, and 2021 Intercompany Note with a principal amount of US$1.1 billion.

We expect that gross gaming revenues in Macau will continue to be negatively impacted by the significant travel bans or restrictions, visa restrictions and quarantine and social distancing requirements so long as these restrictions remain in place. We have taken various mitigating measures to manage through the COVID-19 outbreak challenges, such as implementing a cost reduction program to minimize cash outflow of non-essential items and rationalizing our capital expenditure program with deferrals and reductions which benefits our balance sheet. As a result of these measures, and reflecting a revenue mix based on our current results, we expect to achieve break-even Adjusted EBITDA upon reaching approximately 30% to 35% of our historical gross gaming revenues run-rate and upon reaching approximately 25% to 30% of our historical gross gaming revenues run-rate before certain corporate shared service charges and fees, among other items, billed by Melco Resorts and its subsidiaries to the Group. Furthermore, we have been able to reduce the project budget of the remaining project at Studio City to approximately US$1.2 billion. As of November 30, 2021, we had incurred US$661.2 million of aggregate costs relating to the development of our remaining project, primarily related to the initial design and planning costs and construction costs.

Macau’s gross gaming revenue increased by 1.7% quarter-to-quarter, from US$2.34 billion in the third quarter of 2021 to US$2.38 billion in the fourth quarter of 2021, and by 43.7% year-on-year from US$7.54 billion in 2020 to US$10.83 billion in 2021. The total visitation from mainland China to Macau increased year-on-year by 4.0% from approximately 1.73 million in the fourth quarter of 2020 and quarter-to-quarter by 7.6% from approximately 1.68 million in the third quarter of 2021 to approximately 1.80 million in the fourth quarter of 2021.

This discussion above is based on preliminary expectations of financial information available to us. Actual results could differ materially from the information discussed above. This information reflects management’s current views and expectations and may change as a result of management’s review of results and other factors, including the wide variety of business, economic and competitive risks and uncertainties or items described under “Forward-Looking Statements,” including factors that affect the Macau gaming industry generally. Prospective investors should exercise caution in relying on this information and should not draw any inferences from this information regarding financial or operating data not yet provided or available. This preliminary information is subject to the completion and the preparation of the consolidated financial statements as of and for the year ended December 31, 2021.

Proposed Changes to the Macau Gaming Law

In January 2022, the Macau government put forth a proposed law amending the Macau Gaming Law for approval by the Macau Legislative Assembly. Such proposed law is under review and pending final approval by the Macau Legislative Assembly. Changes proposed under such proposed law include, among others, the following:

•	the number of gaming concessions that may be awarded by the Macau government is up to six;

•	the term of the concessions may be up to ten years, subject to extension(s) of up to three years in total;

•	the registered share capital of each concessionaire shall be in the minimum of MOP5 billion (US$623.5 million);

•	the managing director of each concessionaire must be a Macau permanent resident and hold at least 15% of the concessionaire’s registered share capital;

•	significant transactions should be notified by concessionaires to the Macau government in advance;

•	an administrative sanctions regime is to be established;

•	national security is one of the main objectives of the Macau gaming legal framework and a concession may be terminated without compensation in case it is considered a threat to national security;

•	a per gaming table and per gaming machine special premium is due should gross gaming revenue fall below the gross gaming revenue limit set by the Macau government;

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after a transition period of three years from the effective date of the law amending the gaming law, gaming activities must be operated by a concessionaire within premises owned by the gaming concessionaire, such premises to revert to the Macau government without compensation upon the concession expiration or earlier termination;

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the Macau government sets the maximum number of gaming tables and gaming machines allocated to each concessionaire and the allocation of such gaming tables and gaming machines to a specific casino is subject to the approval of the Macau government;

•	the Macau government may reduce the number of gaming tables or gaming machines operated by a concessionaire in certain circumstances;

•	the amount of gaming chips of each concessionaire in circulation is subject to Macau government approval; and

•	listing of concessionaire or entities in which such concessionaires are a dominant shareholder will be subject to certain requirements, including Macau government approval.

RISK FACTORS

Risks Relating to Our Business

Because neither we nor any of our subsidiaries hold a gaming license in Macau, Studio City Casino is operated by the Gaming Operator through the Services and Right to Use Arrangements under the Gaming Operator’s subconcession. Any failure by the Gaming Operator to comply with its obligations as a subconcessionaire, or any failure by the Gaming Operator or us to comply with its or our respective obligations under, or any termination of, the Services and Right to Use Arrangements, including due to any regulatory requirements, may have a material adverse effect on the operation of Studio City Casino.

The Gaming Operator and our subsidiary, Studio City Entertainment, have entered into the Services and Right to Use Arrangements under which the Gaming Operator has agreed to operate Studio City Casino since we do not hold a gaming license in Macau. Under such arrangements, the Gaming Operator deducts gaming taxes and the costs incurred in connection with its operations from Studio City Casino’s gross gaming revenues. We receive the residual amount and recognize such residual amount as revenue from provision of gaming related services.

The Services and Right to Use Arrangements were approved by the Macau government and are subject to the satisfaction of certain conditions imposed by the Macau government on the Gaming Operator and us in connection with granting its approval. Such conditions include but are not limited to Studio City Entertainment being subject to Macau government supervision applicable to gaming concessionaires and subconcessionaires. As a substantial part of our revenues and cash flows are generated from the Gaming Operator’s operation of Studio City Casino, any failure by the Gaming Operator to comply with any statutory, contractual or any other duties imposed on it as a subconcessionaire, or any failure by the Gaming Operator or us to comply with its or our respective obligations under the Services and Right to Use Arrangements, including but not limited to any conditions imposed by the Macau government in granting its approval for our entry into the Services and Right to Use Arrangements, may result in the approval for the Services and Right to Use Arrangements being revoked by the Macau government and consequently an inability to receive any amounts thereunder or provide any gaming facilities at Studio City and may have a material adverse effect on the operation of Studio City Casino including its suspension or cessation, and may cause the suspension or termination of the Gaming Operator’s subconcession.

In January 2022, the Macau government put forth a proposed law amending the gaming law for approval by the Macau Legislative Assembly. Such proposed law is under review and pending final approval by the Macau Legislative Assembly. In accordance to such proposed law, after a transition period of three years from the effective date of the law amending the gaming law, gaming activities must be operated by a concessionaire within premises owned by the gaming concessionaire, such premises to revert to the Macau government without compensation upon the concession expiration or earlier termination. At present, we, and not the Gaming Operator, own the premises of Studio City Casino. In order to comply with the requirements of the proposed law, if enacted under its currently proposed terms, in order for the gaming business to continue at the Studio City Casino, we would be required to transfer the Studio City Casino premises to the Gaming Operator. For that purpose, we would need to seek an amendment to the terms of the Studio City land grant and comply with and complete various other administrative procedures which are subject to Macau government’s consents, approvals and authorizations. The Company will be required to comply with the requirements of the proposed law once those requirements are enacted as law and become effective. However, it is not clear from the proposed law how this would affect the status of the existing services agreements or the arrangements implemented in such agreements after the three-year transition period. There is a risk that after the three-year transition period the existing services arrangements may terminate or may be required to be amended or replaced to comply with the amended gaming law or other applicable regulations. As a result, if the Services and Right to Use Arrangements terminates, we may not be able to enter into a new services agreement. In addition, any amended or replaced terms of the Services and Right to Use Arrangements required to comply with then applicable law may not be comparable to our current arrangements and may not be, totally or partially, acceptable to us. Even if these provisions of the proposed law are not adopted, upon the award of new concessions, the Macau government approval for the Services and Rights to Use Arrangements may be revoked and we may not be able to enter into an arrangement for the operation of Studio City Casino on comparable terms or terms that are acceptable to us or at all.

If the Gaming Operator’s subconcession terminates and the Gaming Operator is not awarded a new concession, the Gaming Operator will not be able to continue operating the Studio City Casino, the Services and Right to Use Arrangements will terminate, and we may not be able to enter into an arrangement for the operation of Studio City Casino with another concessionaire on terms that are comparable or acceptable to us or at all, and the casino and gaming equipment operated by the Gaming Operator under its subconcession will revert to the Macau government without compensation.

Furthermore, the Gaming Operator has exclusive access to the customer database of the gaming operations at Studio City Casino and in the event of termination of the arrangement under the Services and Right to Use Arrangements, we may not be able to gain access to such database.

Any material dispute with the Gaming Operator or any failure by the Gaming Operator to comply with its obligations under its subconcession or under a new concession, including in relation to ownership of premises, or by the Gaming Operator or us to comply with its or our respective obligations under, or any termination of, the Services and Right to Use Arrangements, including but not limited to any conditions imposed by the Macau government in granting its approval for our entry into the Services and Right to Use Arrangements, may have a material adverse effect on the operation of Studio City Casino and in turn affect our financial condition and results of operations and may also result in a default under the terms of our existing and/or future indebtedness obligations and other agreements.

We have a substantial amount of existing indebtedness and may incur additional indebtedness, which could have significant effects on our business and future operations.

We have a substantial amount of existing indebtedness. As of September 30, 2021, we had total principal amount of outstanding indebtedness of US$2,100.1 million, comprising the 2021 Credit Facility, the 2020 Intercompany Notes and the 2021 Intercompany Note. In addition, Studio City Finance Limited, the direct parent of Studio City Investments, is the issuer of US$2.1 billion of Existing Notes, the proceeds of which were funded to Studio City Investments by way of the 2020 Intercompany Notes and the 2021 Intercompany Note.

Significant interest and principal payments are required to meet our obligations under the existing indebtedness. Our substantial indebtedness could have important consequences for you and significant effects on our business and future operations. For example:

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if we fail to meet our payment obligations or otherwise default under the agreements governing our existing indebtedness, including due to any termination or any substantial or adverse amendment of the terms of the Services and Right to Use Arrangements, the applicable lenders or note holders under our indebtedness will have the right to accelerate such indebtedness and exercise other rights and remedies against us;

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we may be limited in our ability to obtain additional financing, if needed, to fund our working capital requirements, capital expenditures, debt service, general corporate or other obligations, including our obligations with respect to the existing indebtedness;

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we are required to use all or a substantial portion of our cash flow from operations of Studio City to service our indebtedness, which will reduce the available cash flow to fund our operations, capital expenditures and other general corporate purposes;

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we may be limited in our ability to respond to changing business and economic conditions, including regulatory changes, and to withstand competitive pressures, which may affect our financial condition;

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under certain existing indebtedness, the interest rates we pay in respect of the indebtedness which we are not required to hedge will fluctuate with the current market rates and, accordingly, our interest expense will increase if market interest rates increase;

•	we may be placed at a competitive disadvantage to our competitors who are not as highly leveraged; and

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in the event that we or one of our subsidiaries were to default, it may result in the loss of all or a substantial portion of our and/or our subsidiaries’ assets over which our creditors have taken or will take security.

Under the terms of the indentures governing our existing indebtedness, we will be permitted to incur additional indebtedness if certain conditions are met, some of which may be senior secured indebtedness. If we incur additional indebtedness, certain risks described above will be exacerbated.

If we are unable to comply with our existing and/or future indebtedness obligations and other agreements, including due to any termination or any substantial or adverse amendment to the terms of the Services and Right to Use Arrangements, there could be a default under those agreements. If that occurs, lenders could terminate their respective commitments to lend to us or terminate their respective agreements, and holders of our debt securities could accelerate repayment of debt and declare all outstanding amounts due and payable, as the case may be. Furthermore, existing agreements governing our indebtedness contain, and future agreements governing our indebtedness are likely to contain, cross-acceleration or cross-default provisions. As a result, our default under any such agreement may cause the acceleration of repayment of other indebtedness, or result in a default under agreements governing our other indebtedness. If any of these events occur, our assets and cash flows may not be sufficient to repay in full all of our indebtedness and we may not be able to find alternative financing. Even if we are able to obtain alternative financing, it may not be on terms that are comparable or acceptable to us.

We are developing the remaining project for Studio City under the terms of a land concession which currently require us to fully develop the land on which Studio City is located by December 27, 2022. Any extension of the development period is subject to Macau government review and approval at its discretion. In the event of a failure to complete the remaining project on time, we could be forced to forfeit all or part of our investment in Studio City, along with our interest in the land on which Studio City is located and the building and structures on such land. In addition, we may be required to amend the terms of the land concession for Studio City and complete certain procedures to comply with the terms of the amended gaming law. In the event we are unable to complete such procedures on time or at all, this may have material adverse effect on the operation of Studio City Casino, including its suspension or cessation, which will materially and adversely affect our business and prospects, results of operations and financial condition.

Land concessions in Macau are issued by the Macau government and generally have terms of 25 years and are renewable for further consecutive periods of ten years. Land concessions further stipulate a period within which the development of the land must be completed. The land on which Studio City is located must be fully developed by December 27, 2022.

While we opened Studio City in October 2015, development for the remaining land of Studio City is still ongoing. Although we have already made significant capital investments for the development for the remaining land of Studio City, we expect to require significant additional capital investments to complete the development. As of September 30, 2021, we had incurred US$552.4 million of aggregate costs relating to the development of our remaining project, primarily related to the initial design and planning costs and construction costs. Based on our current plan for the remaining project, we currently expect a project budget of approximately US$1.2 billion for the development of the remaining project (exclusive of any pre-opening costs and financing costs). Such development for the remaining project of Studio City may be funded through various sources, including cash on hand, operating free cash flow as well as debt and/or equity financing. Our ability to obtain any debt financing also depends on a number of factors beyond our control, including market conditions such as the higher prospect of a global recession and a contraction of liquidity in the global credit markets caused by the effect of the large-scale global COVID-19 pandemic and investors’ and lenders’ perceptions of, and demand for the debt financing for, the remaining project of Studio City. There is no guarantee that we can secure the necessary additional capital investments, including any debt financing, required for the development of the remaining project of Studio City in a timely manner or at all.

There is also no guarantee that we will complete the development of the remaining land of Studio City by the deadline, including due to any disruptions from the COVID-19 outbreak, worldwide supply chain disruption and constraints, or inclement weather, amongst others. Any further extension of the development period of the remaining project for Studio City is subject to Macau government review and approval at its discretion.

While the Macau government may grant extensions if we meet certain legal requirements, there can be no assurance that the Macau government will grant us any further extension of the development period or not exercise its rights to terminate the Studio City land concession. In the event that no further extension is granted or the Studio City land concession is terminated, we could lose all or substantially all of our investment in Studio City, including our interest in the land and building and may not be able to continue to operate Studio City as planned, which will materially and adversely affect our business and prospects, results of operations and financial condition.

In addition, under the proposed law amending the gaming law, it is contemplated that after a transition period of three years from the effective date of the law amending the gaming law, gaming activities must be operated by a concessionaire within premises owned by the gaming concessionaire, such premises to revert to the Macau government without compensation upon the concession expiration or earlier termination. At present, we, and not the Gaming Operator, own the premises of Studio City Casino. In order to comply with the requirements of the proposed law, if enacted under its currently proposed terms, in order for the gaming business to continue at the Studio City Casino, we would be required to transfer the Studio City Casino premises to the Gaming Operator. For that purpose, we would need to seek an amendment to the terms of the Studio City land grant and comply and complete various other administrative procedures for which Macau government’s consents, approvals and authorizations are required. If we were unable to obtain all consents, approvals and/or authorizations from the Macau government and complete the necessary procedures within the three year transition period, or at all, it could have a material adverse effect on the operation of Studio City Casino, including its suspension or cessation, which will materially and adversely affect our business and prospects, results of operations and financial condition.

Risks Relating to Operating in the Gaming Industry in Macau

The Subconcession Contract expires in June 2022 and if the Gaming Operator is unable to secure a concession or an extension of the subconcession prior to such expiration the Gaming Operator would be unable to operate Studio City Casino.

The Subconcession Contract expires on June 26, 2022. Unless a concession is granted or the subconcession is extended, the Gaming Operator’s operations will cease on such expiration date, and in accordance with current legislation on reversion of casino premises, Studio City Casino’s casino and gaming equipment operated by the Gaming Operator under its subconcession will revert to the Macau government without compensation. While the Macau government has put forth to the Macau Legislative Assembly a proposed law amending the gaming law pursuant to which it is contemplated the grant of up to six new concessions for up to ten years, which period may be extended, one or more times, for up to a maximum of an additional three years by dispatch of the Chief Executive of Macau, the COVID-19 pandemic has affected and may continue to affect the Macau government’s process in relation to the award of new concessions and may hinder the process related to an extension of the current concessions and subconcessions. In the event the Gaming Operator is not able to secure a new concession or extend its subconcession on terms favorable or acceptable to it, or at all, our results of operations, financial condition, cash flows and prospects may be materially and adversely affected and we would be subject to additional refinancing risks with respect to our existing indebtedness.

The Macau government may terminate the subconcession under certain circumstances without compensation to the Gaming Operator and may pursuant to the Gaming Operator’s subconcession, or the proposed law amending the gaming law, determine that Studio City Casino may not continue to operate under the Services and Right to Use Arrangements, which would prevent the operation of Studio City Casino.

Under the Gaming Operator’s subconcession, the Macau government has the right to unilaterally terminate the subconcession in the event of non-compliance by the Gaming Operator with its basic obligations under the subconcession and applicable Macau laws. If such a termination were to occur, the Gaming Operator would be unable to operate gaming in Macau, including at Studio City Casino. Termination events include, among others, the operation of gaming without permission or operation of a business which does not fall within the business scope of the subconcession; abandonment of approved business or suspension of operations of its gaming business in Macau without reasonable grounds for more than seven consecutive days or more than 14 non-consecutive days within one calendar year; transfer of all or part of the Gaming Operator’s operation in Macau in violation of the relevant laws and administrative regulations governing the operation of games of fortune or chance and other casino games in Macau and without Macau government approval; failure to pay taxes, premiums, levies or other amounts payable to the Macau government; and systematic non-compliance with the Macau Gaming Law’s basic obligations. These events could lead to the termination of the Gaming Operator’s subconcession without compensation and the Gaming Operator would be unable to operate gaming in Macau, which may have a material adverse effect on our financial condition, results of operations and cash flows and could result in defaults under our indebtedness agreements and a partial or complete loss of our investments in Studio City. In many of these instances, the Subconcession Contract does not provide a specific cure period within which any such events may be cured and, instead, the Gaming Operator would rely on consultations and negotiations with the Macau government to remedy any such violation.

Under the terms of the Services and Right to Use Arrangements to which Studio City Entertainment, one of our subsidiaries, is a party, the Gaming Operator has agreed to operate Studio City Casino. If, upon termination of the Gaming Operator’s subconcession, or upon the effectiveness of the law amending the gaming law, or upon the Gaming Operator being awarded a new concession, Studio City Entertainment were not able to continue the same arrangements or enter into similar arrangements, Studio City Casino may not be able to continue to operate in the same manner or at all, and the casino and gaming equipment operated by the Gaming Operator under its subconcession will revert to the Macau government without compensation.

Further, under the proposed law amending the gaming law, during a transition period of three years, Studio City Entertainment shall be subject to the legal framework set for management companies. See “Regulation.” If Studio City Entertainment were to breach the obligations set for management companies or were to be found unsuitable or to undertake actions that are inconsistent with the Gaming Operator’s subconcession terms and requirements, the terms and requirements of a new concession or any then applicable law, the Gaming Operator could suffer penalties, including the termination of its subconcession, or any new concession, and the Macau government may determine that Studio City Casino may not continue to operate under the Services and Right to Use Arrangements or at all. This could have a material adverse effect on our financial condition, results of operations and cash flows and could result in defaults under our indebtedness, and a partial or complete loss of our investments in Studio City.

Under the Gaming Operator’s subconcession, the Macau government is allowed to request various changes in the plans and specifications of the properties operated by the Gaming Operator, including the Studio City Casino, and to make various other decisions and determinations that may be binding on us. The proposed law amending the gaming law also grants the Macau government authority to require for changes and specifications to be made to properties operated by concessionaires, including the Gaming Operator. In addition, the Chief Executive of Macau has the right to, and the proposed law amending the gaming law contemplates, the increase of the Gaming Operator’s share capital or that the Gaming Operator provides certain deposits or other guarantees of performance with respect to its obligations in any amount determined by the Macau government to be necessary. The Gaming Operator also needs to first obtain the approval of the Macau governmental authorities before raising certain financing. The Gaming Operator’s ability to incur indebtedness or raise equity may be further restricted by its existing and any future financings. As a result, we cannot assure you that the Gaming Operator will be able to comply with these requirements or any other requirements of the Macau government or with the other requirements and obligations imposed by the subconcession, a new concession or the law amending the gaming law or other related regulations.

The Subconcession Contract also contains various covenants and other obligations as to which the determination of compliance is subjective, and any failure to comply with any such covenant or obligation could result in the termination of the subconcession. For example, requirements of compliance with general and special duties of cooperation and special duties of information may be subjective, and we cannot assure you that the Gaming Operator will always be able to operate gaming activities in a manner satisfactory to the Macau government. The proposed law amending the gaming law also contemplates various covenants and obligations the determination of which is discretionary or subjective. Accordingly, we will be impacted by the Gaming Operator’s continuing communications and good faith negotiations with the Macau government to ensure that the Gaming Operator is performing its obligations under the subconcession, a new concession and then applicable law in a manner that would avoid any violations.

Furthermore, pursuant to the Subconcession Contract, the Gaming Operator is obligated to comply not only with the terms of that agreement, but also with laws, regulations, rulings and orders that the Macau government might issue or enact in the future. We cannot assure you that it will be able to comply with all such laws, regulations, rulings or orders or that any such laws, regulations, rulings or orders would not adversely affect its ability to operate the Studio City Casino. If any disagreement arises between the Gaming Operator and the Macau government regarding the interpretation of, or its compliance with, a provision of the Subconcession Contract or then applicable law, we will be relying on its consultation and negotiation process with the applicable Macau government department as described above. During any such consultation, however, the Gaming Operator will be obligated to comply with the terms of the Subconcession Contract or law, as interpreted by the Macau government.

Upon the expiration or termination of the Gaming Operator’s subconcession by the Macau government, all of the Gaming Operator’s casino and gaming equipment, including Studio City Casino’s gaming area and equipment, would revert to the Macau government without compensation to the Gaming Operator.

Gaming is a highly regulated industry in Macau and adverse changes or developments in gaming laws or regulations could be difficult to comply with or significantly increase costs, which could cause Studio City Casino to be unsuccessful.

Gaming is a highly regulated industry in Macau and is subject to the risk of changes in laws and policies. Current laws, such as licensing requirements, tax rates and other regulatory obligations, including those for anti-money laundering, could change or become more stringent resulting in additional regulations being imposed upon gaming operations in Macau as well as increased audits and inspections by regulators, including the Studio City Casino. Any such adverse developments in the regulation of the gaming industry could be difficult to comply with and could significantly increase costs, which could cause Studio City Casino to be unsuccessful and adversely affect our financial performance.

Under the proposed law amending the gaming law, it is contemplated that the concessionaires are subject to the payment of an annual premium, to be established in the concession contracts, and which will vary depending on the number of casinos that each concessionaire is authorized to operate, the number of authorized gaming tables and gaming machines, the games operated, the location of the casinos, and other relevant criteria set by the Macau government. If the actual gross gaming revenue does not reach the set minimum limit, the concessionaire must pay a special premium, in the amount corresponding to the difference between the amounts of the special tax on games of chance, calculated according to the actual gross gaming revenue, and such minimum limit. The actual gross revenue is calculated according to the maximum number of gaming tables and gaming machines authorized for the concessionaire in the year to which it relates. The annual minimum limit gross for gaming revenue of each gaming table and each gaming machine is determined by dispatch of the Chief Executive of Macau. If the minimum limit is set at a higher or substantially higher level than the actual gross gaming revenue for the relevant period, Studio City Casino financial performance and results of operation may be materially and adversely affected.

In September 2009, the Macau government set a cap on commission payments to gaming promoters of 1.25% of net rolling. This policy may limit the Gaming Operator’s ability to develop successful relationships with gaming promoters, from time to time, and attract VIP rolling chip players, which in turn may adversely affect the financial performance of the VIP rolling chip operations at Studio City Casino, if any. The proposed law amending the gaming law contemplates that gaming promoters may only operate with one concessionaire and that revenue share and fixed room operations are not permitted. Any failure to comply with these regulations, as they may be applicable, may result in the imposition of liabilities, fines and other penalties and may materially and adversely affect the Gaming Operator’s subconcession or new concession or the operation of the Studio City Casino. See “Regulation—Gaming Promoters Regulations.”

In addition, the Macau government imposed regulations and restrictions that affect the minimum age required for entrance into casinos in Macau, entry into casinos by off-duty gaming related employees, location requirements for sites with gaming machine lounges, data privacy and other matters. Any such legislation, regulation or restriction imposed by the Macau government may have a material adverse impact on our operations, business and financial performance. Furthermore, our inability to address any of these requirements or restrictions imposed by the Macau government could adversely affect our reputation and result in criminal or administrative penalties, in addition to any civil liability and other expenses. See “Regulation—Gaming Regulations.”

Also, starting from January 1, 2019, smoking on the premises of casinos is only permitted in authorized segregated smoking lounges with no gaming activities, and such segregated smoking lounges are required to meet certain standards determined by the Macau government. Studio City Casino currently has a number of segregated smoking lounges. We cannot assure you that the Macau government will not enact more stringent smoking control legislations. Such limitations imposed on smoking have and may deter potential gaming patrons who are smokers from visiting casinos in Macau, which could adversely affect our business, results of operations and financial condition. See “Regulation—Smoking Regulations.”

Furthermore, in March 2010, the Macau government announced that the number of gaming tables operating in Macau should not exceed 5,500 until the end of the first quarter of 2013. On September 19, 2011, the Secretary for Economy and Finance of the Macau government announced that for a period of ten years thereafter, the total number of gaming tables to be authorized in Macau will increase by an amount equal to an average 3% per annum for ten years. The Macau government subsequently clarified that the allocation of tables over this ten-year period does not need to be uniform and tables may be pre-allocated to new properties in Macau. Under the proposed law amending the gaming law, the maximum number of gaming tables permitted to the operated by a concessionaire will be determined by the Chief Executive of Macau and gaming tables previously allocated may be revoked if certain minimum gross gaming revenue thresholds are not met for two consecutive years or the tables are not fully utilized without reason within a certain period. There is no assurance that the Studio City Casino will be allocated any new gaming tables or be able to retain any existing gaming tables authorized by the Macau government, including in connection with the remaining project. The Macau government does not currently allow tables authorized for mass market gaming operations to be utilized for VIP gaming operations or the reallocation of gaming tables between properties operated by the same concessionaire or subconcessionaire. Some of these restrictions may not be legislated or enacted into statutes or ordinances and, as such, different policies, may be adopted, and existing policies amended, at any time by the relevant Macau government authorities.

Current Macau laws and regulations concerning gaming and gaming concessions and matters such as prevention of money laundering are fairly recent or there is little precedent on the interpretation of these laws and regulations. While we expect that the Gaming Operator will operate Studio City Casino in compliance in all material respects with all applicable laws and regulations of Macau, these laws and regulations are complex and a court or an administrative or regulatory body may in the future render an interpretation of these laws and regulations or issue new or modified regulations that differ from our or the Gaming Operator’s interpretation, which could have a material adverse effect on the operation of Studio City Casino and on our financial condition, results of operations, cash flows and prospects.

Our activities in Macau are subject to administrative review and approval by various departments of the Macau government. For example, our business activities and Studio City Casino are subject to the administrative review and approval by the DICJ, Macau health department, Macau labor bureau, Macau public works bureau, Macau fire department, Macau finance department and Macau government tourism office. We cannot assure you that we or the Gaming Operator will be able to obtain or maintain all necessary approvals, which may materially affect our business, financial condition, results of operations, cash flows and prospects. Macau law permits redress to the courts with respect to administrative actions. However, such redress is largely untested in relation to gaming regulatory issues.

REGULATIONS

Gaming Regulations

The ownership and operation of casino gaming facilities in Macau are subject to the general civil and commercial laws and specific gaming laws, in particular, Law No. 16/2001, or the Macau Gaming Law. Macau’s gaming operations are also subject to the grant of a concession or subconcession by, and regulatory control of, the Macau government. See “—The Gaming Operator’s Subconcession.”

The DICJ is the supervisory authority and regulator of the gaming industry in Macau. The core functions of the DICJ are:

•	to collaborate in the definition of gaming policies;

•	to supervise and monitor the activities of the concessionaires and subconcessionaires;

•	to investigate and monitor the continuing suitability and financial capacity requirements of concessionaires, subconcessionaires and gaming promoters;

•	to issue licenses to gaming promoters;

•	to license and certify gaming equipment; and

•	to issue directives and recommend practices with respect to the ordinary operation of casinos.

Below are the main features of the Macau Gaming Law, as supplemented by Administrative Regulation no. 26/2001, that are currently applicable to the gaming business.

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If the Gaming Operator breaches the Macau Gaming Law, the Gaming Operator’s subconcession could be limited, conditioned, suspended, revoked, or subject to compliance with certain statutory and regulatory procedures. In addition, the Gaming Operator, and the persons involved, could be subject to substantial fines for each separate breach of the Macau Gaming Law or of the Subconcession Contract at the discretion of the Macau government. Further, if the Gaming Operator terminates or suspends the operation of all or a part of its gaming operations without permission for reasons not due to force majeure, or in the event of the insufficiency of the gaming facilities and equipment which may affect the normal operation of its gaming business, the Macau government would be entitled to replace the Gaming Operator during such disruption and to ensure the continued operation of the gaming business. Under such circumstances, the Gaming Operator would bear the expenses required for maintaining the normal operation of the gaming business.

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The Macau government also requires prior approval for the creation of a lien over shares or property comprising a casino and gaming equipment and utensils of a concession or subconcession holder. In addition, the creation of restrictions on its shares in respect of any public offering requires the approval of the Macau government to be effective.

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The Macau government must give its prior approval to changes in control through a merger, consolidation, shares acquisition, or any act or conduct by any person whereby such person obtains control of the Gaming Operator. Entities seeking to acquire control of a concessionaire or subconcessionaire must satisfy the Macau government with regards to a variety of stringent standards prior to assuming control. The Macau government may also require controlling shareholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated for suitability as part of the approval process of the transaction.

Non-compliance with these obligations could lead to the revocation of the Gaming Operator’s subconcession and could materially and adversely affect its gaming operations.

The Macau government has also enacted other gaming legislation, rules and policies. Further, it imposed policies, regulations and restrictions that affect the minimum age required for entrance into casinos in Macau, the number of gaming tables that may be operated in Macau, location requirements for sites with gaming machine lounges, supply and requirements of gaming machines, equipment and systems, instruction on responsible gaming, restrictions on the utilization of mass market gaming tables for VIP gaming operations, restrictions on the reallocation of gaming tables between properties and other matters. In addition, the Macau government may consider enacting new regulations that may adversely affect the Gaming Operator’s gaming operations. The Gaming Operator’s inability to address the requirements or restrictions imposed by the Macau government under such legislation or rules could adversely affect its gaming operations, including Studio City Casino.

On January 14, 2022, the Macau government put forward to the Legislative Assembly in Macau the terms of the proposed law amending the gaming law. In accordance to such proposed law, amongst others, the following is contemplated:

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The maximum number of gaming concessions is six, the term of a gaming concession is set in the concession contract and cannot exceed 10 years, the term of the concession may exceptionally be extended by dispatch of the Chief Executive of Macau, one or more times up to three years.

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The concessionaires general contractual compliance is subject to review by the DICJ every three years. In the event that the result of the review reveals non-compliance or lack of proactiveness in complying with the concession contracts, concessionaires should improve compliance within the deadline determined by the Secretary for Economy and Finance.

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The concessionaires registered share capital shall not be less than MOP5 billion (US$623.5 million) and concessionaires must mandatorily notify the Chief Executive of Macau prior to executing large financial initiatives with a value greater than that provided for in the concession contracts.

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Main objectives of the gaming law are, amongst others, safeguard of national and Macau security, adequate diversification and sustainable development of the Macau economy, assurance that the development and operation of games of chance in casino is in line with Macau’s policies and mechanisms in what respects combating illegal flow of cross-border capital and preventing money laundering, and the dimension and operation of games of chance in casino and the entry into casinos are subject to legal restrictions. The concession may be terminated if they pose a threat to national security or that of Macau.

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The operation of games of chance in casino is limited to the locations and premises authorized by the Chief Executive of Macau with such authorization having to take into account, amongst others, Macau urban planning, its impact on the social community and the opinion of the Specialized Committee for the Games of Chance Sector.

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The concessionaires undertake to operate games of chance in self owned premises, such premises to revert to the Macau government without compensation upon the concession expiration or earlier termination. In the event that in the first public tender for the grant of concessions for the operation of games of chance in casino held after the entry into force of the law, a concession is awarded to the current concessionaires, they may continue to operate games of chance in casino, by means of a contract, in properties that are not owned by them, for a period of three years after the entry into force of the law, provided that the Chief Executive of Macau, after hearing the opinion of the Specialized Committee for the Games of Chance Sector, grants such authorization. This does not affect the maintenance of the concessionaires operations with collaborating companies, pursuant to the terms of original contracts, with the respective contracts to be submitted by the concessionaires to the DICJ within 30 days from the date of entry into force of the law. All provisions relating to managing companies provided for in the law and other regulations, apply, with the necessary adaptations, to the collaborating companies during the three-year transition period, save for the profit sharing or payment of commissions prohibition.

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The concessionaires shall assume certain corporate social responsibilities, including support for the development of small and medium-sized enterprises; support the diversification of local industries, assuring labor rights and interests, namely those concerning on-the-job training and professional advancement of local employees, as well as the pension scheme designed to protect employees; hiring disabled or rehabilitated individuals; support for public interest activities; support for activities of an educational, scientific and technological, environmental protection, cultural and sporting nature, among others.

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The concessionaires and the shareholders holding 5% or more of their registered share capital, shall not be direct or indirect owners of any registered share capital of another concessionaire for the operation of games of chance in casino in Macau.

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Management companies are entities that have management powers over all or some casinos from one concessionaire and are subject to suitability review at DICJ’s discretion. The execution of a contract between a concessionaire and a managing company pursuant to which the company assumes or may assume management powers relating to the concessionaire is prohibited and any such contract will be deemed null and void. Notwithstanding, the Chief Executive of Macau may authorize and approve the engagement of a management company by a concessionaire provided that under such engagement, a concessionaire may only pay to the managing company management expenses, with profit sharing or payment of commissions not being permitted. Members of the corporate bodies of a management company may not be members of a corporate body of a concessionaire or gaming promoter.

•	The concessionaires must have a managing-director who is a Macau permanent resident and holds at least 15% of the registered share capital of the concessionaire.

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The concessionaires are subject to the payment of an annual premium, to be established in the concession contracts, and which will vary depending on the number of casinos that each concessionaire is authorized to operate, the number of authorized gaming tables and gaming machines, the games operated, the location of the casinos, and other relevant criteria that the Macau government may determine. The amount of the annual premium included in the tender proposal may not be subsequently reduced unless agreement from the Chief Executive of Macau is obtained.

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If the actual gross gaming revenue does not reach a set minimum limit, the concessionaire must pay a special premium, in the amount corresponding to the difference between the amount of the special tax on games of chance, calculated according to the actual gross gaming revenue, and such minimum limit. The actual gross revenue is calculated according to the maximum number of gaming tables and gaming machines authorized for the concessionaire in the year to which it relates. The annual minimum limit of the gross gaming revenue of each gaming table and each gaming machine is determined by dispatch of the Chief Executive of Macau.

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With respect to the gaming promotion activities, the concessionaires must inform the DICJ of any facts that may affect the solvency of gaming promoters, including the fact that they have been named as defendants in civil proceedings or have entered into loan or financing agreements that exceed their solvency, within a period of five days counted from the date of occurrence of the respective facts or the concessionaires’ knowledge thereof; inform the DICJ of facts that indicate the practice, by gaming promoters, of crimes and administrative offenses provided for in the law, within five days from the date of the concessionaires’ knowledge thereof, without prejudice to obligations provided in other laws; supervise the activity of the gaming promoters, including their fulfillment of the obligations provided in laws and regulations; ensure the compliance by the gaming promoters with the provisions of the law, adopting appropriate measures to prevent gaming promoters from conducting illegal activities in the casinos of the concessionaires.

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Each gaming promoter can only conduct gaming promotion activities with one concessionaire and gaming promoters are prohibited from sharing with the concessionaires, in any form or agreement, the revenue derived from the casinos; are prohibited from operating in exclusive reserved areas of the casinos, and are limited to providing support to concessionaires in the promotion of games of chance in casino, through receipt of commissions.

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The concessionaires are jointly and severally liable for the liabilities arising from the exercise, by their gaming promoters, of the gaming promotion activity in their casinos, as well as for gaming promoters compliance with the applicable laws and regulations and the concessionaires are jointly and severally liable for the liabilities arising from the exercise, by the members of the management body, employees and collaborators of their gaming promoters, of the gaming promotion activity in their casinos, as well as for their compliance with applicable laws and regulations.

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The maximum number of gaming tables and gaming machines to be operated is determined by dispatch of the Chief Executive of Macau and the number of gaming tables and gaming machines to be established, increased and reduced in each casino of the concessionaires is subject to authorization of the Secretary for Economy and Finance. The Secretary for Economy and Finance may reduce the number of gaming tables or gaming machines if the gross gaming revenue from gaming tables or gaming machines fails, for two consecutive years, to reach the minimum limit of the gross revenue determined by dispatch of the Chief Executive of Macau or if the authorized gaming tables or gaming machines are not fully utilized without just cause, by the concessionaires, within the deadline set out by the Secretary for Economy and Finance.

•	The number of chips intended to be put into circulation is subject to authorization from the Secretary for Economy and Finance.

•	The concessionaires cannot, by any means, disseminate information or activities related to gaming in Macau.

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The listing of concessionaires or of companies in which the concessionaires are dominant shareholders is mandatorily subject to the authorization of the Chief Executive of Macau and the total shares in circulation on a stock exchange shall not exceed 30% of the total shares of these listed companies.

The provisions of the proposed law do not affect the current concession or subconcession contracts for the operation of games of chance in casino, which continue to be governed by the current Macau Gaming law until the end of the term of the concession or subconcession contracts. The proposed law is currently under review by the Macau Legislative Assembly for approval and shall become effective on the day following its publication in the Macau official gazette, except for certain specified provisions, including those related to corporate social responsibility, concessionaires share capital, managing director share capital holding requirements, payment of special premium, periodic general contractual compliance review by the DICJ, obligation to notify the Chief Executive of Macau of significant financial transactions and listing requirements which shall only become effective upon the provisional award of the concessions resulting from the public tender for the award of new concessions. During the review and approval process currently being undertaken by the Macau Legislative Assembly, the provisions of the proposed law may change.

Gaming Promoters Regulations

Macau Administrative Regulation no. 6/2002, as amended pursuant to Administrative Regulation no. 27/2009, or the Gaming Promoters Regulation, regulates licensing of gaming promoters and the operations of gaming promotion business by gaming promoters. Applications to the DICJ by those seeking to become licensed gaming promoters must be sponsored by a concessionaire or subconcessionaire. Such concessionaire or subconcessionaire must confirm that it may contract the applicant’s services subject to the latter being licensed. Licenses are subject to annual renewal and a list of licensed gaming promoters is published every year in the Macau Official Gazette. The DICJ monitors each gaming promoter and its staff and collaborators. In October 2015, the DICJ issued specific accounting related instructions applicable to gaming promoters and their operations. Any failure by gaming promoters to comply with such instructions may impact their license and ability to operate in Macau.

In addition, concessionaires and subconcessionaires are jointly liable for the activities of their gaming promoters and collaborators within their casinos. In addition to the licensing and suitability assessment process performed by the DICJ, all of the Gaming Operator’s gaming promoters (if any) undergo a thorough internal vetting procedures. The Gaming Operator conducts background checks and also conducts periodic reviews of the activities of each gaming promoter (if any), its employees and its collaborators for possible non-compliance with Macau legal and regulatory requirements. Such reviews generally include investigations into compliance with applicable anti-money laundering laws and regulations as well as tax withholding requirements.

Concessionaires and subconcessionaires are required to report periodically on commissions and other remunerations paid to their gaming promoters. A 5% tax must be withheld on commissions and other remunerations paid by a concessionaire or subconcessionaire to its gaming promoters. Under the Gaming Promoters Regulation and in accordance with the Secretary for Economy and Finance Dispatch no. 83/2009, effective as of September 11, 2009, a commission cap of 1.25% of net rolling has been in effect. Any bonuses, gifts, services or other advantages which are subject to monetary valuation and which are granted, directly or indirectly, inside or outside of Macau by any concessionaire or subconcessionaires or any company of their respective group to any gaming promoter shall be considered a commission. The commission cap regulations impose fines, ranging from MOP100,000 (US$12,470) up to MOP500,000 (US$62,351), on concessionaires or subconcessionaires that do not comply with the cap and other fines, ranging from MOP50,000 (US$6,235) up to MOP250,000 (US$31,176) on concessionaires or subconcessionaires that do not comply with their reporting obligations regarding commission payments. If breached, the legislation on commission caps has a sanction enabling the relevant government authority to make public a government decision imposing a fine on a concessionaire and subconcessionaire by publishing such decision on the DICJ website and in two Macau newspapers (in Chinese and Portuguese respectively). We believe the Gaming Operator has implemented the necessary internal control systems to ensure compliance with the commission cap and reporting obligations in accordance with applicable rules and regulations.

The Macau government is currently considering amending the Macau Administrative Regulation no. 6/2002. The Macau government is, among other things, proposing that the licensing requirements for gaming promoters be more stringent and restrictive, the imposition of new penalties and the increase of the amounts of current fines.

Gaming Credit Regulations

Macau Law no. 5/2004 has legalized the extension of gaming credit to patrons or gaming promoters by concessionaires and subconcessionaires. Gaming promoters may also extend credit to patrons upon obtaining an authorization by a concessionaire or subconcessionaire to carry out such activity. Assigning or transferring one’s authorization to extend gaming credit is not permitted. This statute sets forth filing obligations for those extending credit and the supervising role of the DICJ in this activity. Gaming debts contracted pursuant to this statute are a source of civil obligations and may be enforced in court in Macau.

Access to Casinos and Gaming Areas Regulations

Under Law no. 10/2012, as amended pursuant to Law no. 17/2018, the minimum age required for entrance into casinos in Macau is 21 years of age. The director of the DICJ may authorize employees under 21 years of age to temporarily enter casinos or gaming areas, after considering their special technical qualifications. In addition, off-duty gaming related employees of concessionaires or subconcessionaires and gaming promoters may not, starting from December 2019, access any casinos or gaming areas, except during the Chinese New Year festive season or under specific circumstances.

Smoking Regulations

Under the Smoking Prevention and Tobacco Control Law, as amended pursuant to Law no. 9/2017, from January 1, 2019, smoking on casino premises is only be permitted in authorized segregated smoking lounges with no gaming activities and such smoking lounges are required to meet certain standards determined by the Macau government.

Anti-Money Laundering and Terrorism Financing Regulations

In conjunction with current gaming laws and regulations, we are required to comply with the laws and regulations relating to anti-money laundering activities in Macau. Law no. 2/2006 (as amended pursuant to Law no. 3/2017), the Administrative Regulation no. 7/2006 (as amended pursuant to Administrative Regulation no. 17/2017) and the DICJ Instruction no. 1/2016 in effect from May 13, 2016 (as amended pursuant to DICJ Instruction no. 1/2019), govern compliance requirements with respect to identifying, reporting and preventing anti-money laundering and terrorism financing crimes at casinos in Macau. Under these laws and regulations, the Gaming Operator is required to:

•	implement internal procedures and rules governing the prevention of anti-money laundering and terrorism financing crimes which are subject to prior approval from DICJ;

•	identify and evaluate the money laundering and terrorism financing risk inherent to gaming activities;

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identify any customer who is in a stable business relationship with the Gaming Operator, who is a politically exposed person or any customer or transaction where there is a sign of money laundering or financing of terrorism or which involves significant sums of money in the context of the transaction, even if any sign of money laundering is absent;

•	refuse to deal with any customers who fail to provide any information requested by the Gaming Operator;

•	keep records on the identification of a customer for a period of five years;

•	establish a regime for electronic transfers;

•	keep individual records of all transactions related to gaming which involve credit securities;

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keep records of all electronic transactions for amounts equal to or exceeding MOP8,000 (US$998) in cases of occasional transactions and MOP120,000 (US$14,964) in cases of transactions that arose in the context of a continuous business relationship;

•	notify the Macau Finance Information Bureau if there is any sign of money laundering or financing of terrorism;

•	adopt a compliance function and appoint compliance officers; and

•	cooperate with the Macau government by providing all required information and documentation requested in relation to anti-money laundering activities.

Under Article 2 of Administrative Regulation 7/2006 (as amended pursuant to Administrative Regulation no. 17/2017) and the DICJ Instruction 1/2016 (as amended pursuant to DICJ Instruction no. 1/2019), the Gaming Operator is required to track and report transactions and granting of credit that are MOP500,000 (US$62,351) or above. Pursuant to the legal requirements above, if the customer provides all required information, after submitting the reports, the Gaming Operator may continue to deal with those customers that were reported to the DICJ and, in case of suspicious transactions, to the Macau Finance Information Bureau.

The Gaming Operator employs internal controls and procedures designed to help ensure that gaming and other operations are conducted in a professional manner and in compliance with internal control requirements issued by the DICJ set forth in its instruction on anti-money laundering, the applicable laws and regulations in Macau, as well as the requirements set forth in the Subconcession Contract.

The Gaming Operator has developed a comprehensive anti-money laundering policy and related procedures covering its anti-money laundering responsibilities, which have been approved by the DICJ, and has training programs in place to ensure that all relevant employees understand such anti-money laundering policy and procedures. The Gaming Operator also uses an integrated IT system to track and automatically generate significant cash transaction reports and, if permitted by the DICJ and the Macau Finance Information Bureau, to submit those reports electronically.

Responsible Gaming Regulations

On October 18, 2019, the DICJ issued Instruction no. 4/2019, which came into effect on December 27, 2019, setting out measures for the implementation of responsible gaming principles. Under this instruction, concessionaires and subconcessionaires are required to implement certain measures to promote responsible gambling, including: making information available on the risks of gambling, responsible gambling and odds, both inside and outside the casinos and gaming areas and through electronic means; creation of information and counseling kiosks and a hotline; adequate regulation of lighting inside casinos and gaming areas; self-exclusion and exclusion at third party request procedures, off-duty gaming related employees entry restriction procedures, physical entry requirements, preventive measures for restricted access by persons under 21 years of age; public exhibition of time; creation and training of teams and a coordinator responsible for promoting responsible gambling.

Control of Cross-border Transportation of Cash Regulations

On June 12, 2017, Law no. 6/2017, with respect to the control of cross-border transportation of cash and other negotiable instruments to the bearer, was enacted. Such law came into effect on November 1, 2017. In accordance with such law, all individuals entering Macau with an amount in cash or negotiable instrument to the bearer equal to or higher than the amount determined by the order of the Chief Executive of Macau at MOP120,000 (US$14,964) will be required to declare such amount to the customs authorities. The customs authorities may also request an individual exiting Macau to declare if such individual is carrying an amount in cash or negotiable instruments to the bearer equal to or higher to such amount. Individuals that fail to duly complete the required declaration may be subject to a fine (ranging from 1% to 5% of the amount that exceeds the amount determined by the order of the Chief Executive of Macau for declaration purposes, such fine being at least MOP1,000 (US$125) and not exceeding MOP500,000 (US$62,351)). In the event the relevant customs authorities find that the cash or negotiable instrument to the bearer carried by an individual while entering or exiting Macau may be associated with or result from any criminal activity, such incident shall be notified to the relevant criminal authorities and the relevant amounts shall be seized pending investigation.

Prevention and Suppression of Corruption in External Trade Regulations

In addition to the general criminal laws regarding corrupt practices in the public and private sector that are in force in Macau, on January 1, 2015, Law no. 10/2014, criminalizing corruption acts in external trade and providing for a system for prevention and suppression of such criminal acts, came into effect in Macau. Melco Resorts’ internal policies, which we follow, address this issue.

Asset Freezing Enforcement Regulations

On August 29, 2016, Law no. 6/2016, with respect to the framework for the enforcement of asset freezing orders, which comprised of United Nations Security Council sanctions resolutions for the fight against terrorism and proliferation of weapons of mass destruction, was enacted. Under this law, the Chief Executive of Macau is the competent authority to enforce freezing orders and the Asset Freeze Coordination Commission must assist the Chief Executive of Macau in all technical aspects of such enforcement. Among other entities, concessionaires or subconcessionaires are subject to certain obligations and duties regarding the freezing of assets ordered by the United Nations Security Council sanctions resolutions, including reporting and cooperation obligations.

Foreign Exchange Regulations

Concessionaires or subconcessionaires in Macau may be authorized to open foreign exchange counters at their casinos and gaming areas subject to compliance with the Foreign Exchange Agencies Constitution and Operation Law (Decree-Law no. 38/97/M), the Exchange Rate Regime (Decree-Law no. 39/97/M) and the specific requirements determined by the Monetary Authority of Macau. The transaction permitted to be performed in such counters is limited to buying and selling bank bills and coins in foreign currency, and to buying travelers checks.

Intellectual Property Rights Regulations

Our subsidiaries incorporated in Macau are subject to local intellectual property regulations. Intellectual property protection in Macau is supervised by the Intellectual Property Department of the Economic and Technological Development Bureau of the Macau government.

The applicable regime in Macau with regard to intellectual property rights is defined by two main laws. The Industrial Property Code (Decree-Law no. 97/99/M, as amended pursuant to Law no. 11/2001), covers: (i) inventions meeting the patentability requirements; (ii) semiconductor topography products; (iii) trademarks; (iv) designations of origin and geographical indications; and (v) awards. The Regime of Copyright and Related Rights (Decree-Law no. 43/99/M, as amended by Law no. 5/2012), protects intellectual works and creations in the literary, scientific and artistic fields, by copyright and related rights.

Personal Data Regulations

Processing of personal data by our subsidiaries in Macau is subject to compliance with the Personal Data Protection Act (Law no. 8/2005) and, in the case of the Gaming Operator, any instructions issued by DICJ from time to time. The Office for Personal Data Protection, or GPDP, is the regulatory authority in Macau specially in charge of supervising and enforcing the Personal Data Protection Act. Breaches are subject to civil liability, administrative and criminal sanctions.

The legal framework and the instructions issued by DICJ require that certain procedures must be adopted before collecting, processing and/or transferring personal data, including obtaining consent from the data subject and/or notifying or requesting authorization from the GPDP and/or DICJ, as applicable, prior to processing personal data.

Cybersecurity Regulations

Law no. 13/2019, the Cybersecurity Law, came into effect on December 21, 2019 and is intended to protect networks, systems and data of public and private operators of critical infra-structures, among which operators of games of fortune and chance or other games in casinos are included.

The cybersecurity system is composed of a Cybersecurity Commission, a Cybersecurity Alert and Response Incident Centre (“CARIC”) and cybersecurity supervisory entities.

Among other duties, private infra-structures operators are required to appoint a suitable and experienced person to be responsible for handling its cybersecurity and to be permanently reachable by CARIC, create a cybersecurity department, implement adequate internal cybersecurity procedures, conduct evaluations of its networks’ security and risks, submit annual reports to their supervisory entity and inform CARIC and the respective supervisory entity of any cybersecurity incidents.

Additional regulations have been enacted to further determine and detail how the above mentioned obligations are to be fulfilled.

Labor Quotas Regulations

All businesses in Macau must apply to the Labor Affairs Bureau for labor quotas to import non-resident unskilled workers from China and other regions or countries. Non-resident skilled workers are also subject to the issuance of a work permit by the Macau government, which is given individually on a case-by-case basis. Businesses are free to employ Macau residents in any position, as by definition all Macau residents have the right to work in Macau. Melco Resorts has, through its subsidiaries, two main groups of labor quotas in Macau, one to import non-skilled workers from China and the other to import non-skilled workers from all other countries. Concessionaires or subconcessionaires (the Gaming Operator included) are not currently allowed to hire non-Macau resident dealers and supervisors under Macau government’s policy.

Pursuant to Macau social security laws, Macau employers must register their employees under a mandatory social security fund and make social security contributions for each of its resident employees and pay a special duty for each of its non-resident employees on a quarterly basis. Employers must also buy insurance to cover employment accidents and occupational illnesses for all employees.

Minimum Salary Regulations

On April 27, 2020, Law no. 5/2020, with respect to minimum salary, was enacted. Such law came into effect on November 1, 2020. In accordance with such law, the monthly minimum salary in Macau is MOP6,656 (US$830) per month (excluding overtime, night and shift allowances and regular bonus related payments). The minimum salary requirement applies to all workers in Macau except domestic helpers and special needs workers.

Land Regulations

Land in Macau is legally divided into plots. In most cases, private interests in real property located in Macau are obtained through long-term leases from the Macau government.

We have entered into a land concession contract for the land on which Studio City is located. The contract has a term of 25 years and is renewable for further consecutive periods of ten years, and imposes, among other conditions, a development period, a land premium payment, a nominal annual government land use fee, which may be adjusted every five years, and a guarantee deposit upon acceptance of the land lease terms, which are subject to adjustments from time to time in line with the amounts paid as annual land use fees.

The land is initially granted on a provisional basis and registered as such with the Macau Real Property Registry and only upon completion of the development is the land concession converted into definitive status and so registered with the Macau Real Property Registry.

Restrictions on Distribution of Profits Regulations

All our subsidiaries incorporated in Macau are required to set aside a minimum of 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 50% of the entity’s share capital, in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the shareholders of the relevant subsidiaries.

The Gaming Operator’s Subconcession

The Concession Regime

The Macau government conducted an international tender process for gaming concessions in Macau in 2001, and granted three gaming concessions to SJM, Galaxy and Wynn Resorts Macau, respectively. Upon authorization by the Macau government, each of SJM, Galaxy and Wynn Resorts Macau subsequently entered into subconcession contracts with their respective subconcessionaires to operate casino games and other games of chance in Macau. No further granting of subconcessions is permitted unless specifically authorized by the Macau government.

Though there are no restrictions on the number of casinos or gaming areas that may be operated under each concession or subconcession, Macau government approval is required for the commencement of operations of any casino or gaming area.

The subconcessionaires that entered into subconcession contracts with SJM, Galaxy and Wynn Resorts Macau, are MGM Grand, Venetian Macau and the Gaming Operator, respectively. The Gaming Operator executed the Subconcession Contract with Wynn Resorts Macau on September 8, 2006. Wynn Resorts Macau will continue to develop and run hotel operations and casino projects independent of the Gaming Operator.

All concessionaires and subconcessionaires must pay a special gaming tax of 35% of gross gaming revenues, defined as all gaming revenues derived from casino or gaming areas, plus an annual gaming premium of:

•	MOP30 million (US$3.7 million) per annum fixed premium;

•	MOP300,000 (US$37,411) per annum per VIP gaming table;

•	MOP150,000 (US$18,705) per annum per mass market gaming table; and

•	MOP1,000 (US$125) per annum per electric or mechanical gaming.

The Macau government is considering the grant of new concessions and, if needed, the extension of current concessions and subconcessions. As part of such efforts, in May 2016, the Macau government conducted a mid-term review to analyze the impact of the gaming industry on the local economy, business environment of small and medium enterprises, local population and gaming and non-gaming business sectors and the current status of the gaming promoters.

On January 14, 2022, the Macau government put forth to the Legislative Assembly in Macau the terms of the proposed law amending the gaming law. The proposed law is currently under review by the Macau Legislative Assembly for approval and shall become effective on the day following its publication in the Macau official gazette, except for certain specified provisions, including those related to corporate social responsibility, concessionaires share capital, managing director share capital holding requirements, payment of special premium, periodic general contractual compliance review by the DICJ, obligation to notify the Chief Executive of Macau of significant financial transactions and listing requirements which shall only become effective upon the provisional award of the concessions resulting from the public tender for the award of new concessions. During the review and approval process currently being undertaken by the Macau Legislative Assembly, the provisions of the proposed law may change.

The Subconcession Contract

The Subconcession Contract provides for the terms and conditions of the subconcession granted to the Gaming Operator by Wynn Resorts Macau. The Gaming Operator does not have the right to further grant a subconcession or transfer the operation to third parties.

The provisions of the proposed law amending the gaming law do not affect the Subconcession Contract which continues to be governed by the current Macau Gaming law until the end of its term.

The Gaming Operator paid a consideration of US$900 million to Wynn Resorts Macau. On September 8, 2006, the Gaming Operator was granted the right to operate games of fortune and chance or other games in casinos in Macau until the expiration of the subconcession on June 26, 2022. No further payments need to be made to Wynn Resorts Macau during the subconcession period.

The Macau government has confirmed that the subconcession is independent of Wynn Resorts Macau’s concession and that the Gaming Operator does not have any obligations to Wynn Resorts Macau pursuant to the Subconcession Contract. It is thus not affected by any modification, suspension, redemption, termination or rescission of Wynn Resorts Macau’s concession. In addition, an early termination of Wynn Resorts Macau’s concession before June 26, 2022, would not result in the termination of the subconcession. The subconcession was authorized and approved by the Macau government. Absent any change to the Gaming Operator’s legal status, rights, duties and obligations towards the Macau government or any change in applicable law, the Gaming Operator will continue to be validly entitled to operate independently under and pursuant to the subconcession, notwithstanding the termination or rescission of Wynn Resorts Macau’s concession, the insolvency of Wynn Resorts Macau and/or the replacement of Wynn Resorts Macau as concessionaire in the Subconcession Contract. The Macau government has a contractual obligation to the effect that, should Wynn Resorts Macau cease to hold the concession prior to June 26, 2022, the Macau government would replace Wynn Resorts Macau with another entity so as to ensure that the Gaming Operator may continue to operate games of chance and other games in casinos in Macau and the subconcession would at all times be under a concession. Both the Macau government and Wynn Resorts Macau have undertaken to cooperate with the Gaming Operator to ensure all the legal and contractual obligations are met.

Summary of the Key Terms of the Subconcession Contract

A summary of the key terms of the Subconcession Contract is as follows:

Development of Gaming Projects/Financial Obligations

The Subconcession Contract requires the Gaming Operator to make a minimum investment in Macau of MOP4.0 billion (US$498.8 million), including investment in fully developing Altira Macau and the City of Dreams, by December 2010. In June 2010, the Gaming Operator obtained confirmation from the Macau government that as of the date of the confirmation, the Gaming Operator had invested over MOP4.0 billion (US$498.8 million) in these projects in Macau.

Payments

Subconcession premiums and taxes, computed in various ways depending upon the type of gaming or activity involved, are payable to the Macau government. The method for computing these fees and taxes may be changed from time to time by the Macau government. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly or annually and are based upon either a percentage of the gross revenues or the number and type of gaming devices operated. In addition to special gaming taxes of 35% of gross gaming revenues, the Gaming Operator is also required to contribute to the Macau government an amount equivalent to 1.6% of the gross gaming revenues. Such contribution must be delivered to a public foundation designated by the Macau government whose goal is to promote, develop or study culture, society, economy, education and science and engage in academic and charitable activities. Furthermore, the Gaming Operator is also obligated to contribute to Macau an amount equivalent to 2.4% of the gross gaming revenues for urban development, tourism promotion and the social security of Macau. The Gaming Operator is required to collect and pay, through withholding, statutory taxes on commissions or other remunerations paid to gaming promoters.

Termination Rights

The Macau government has the right, after notifying Wynn Resorts Macau, to unilaterally terminate the Gaming Operator’s subconcession in the event of non-compliance by the Gaming Operator with its basic obligations under the subconcession and applicable Macau laws. Upon termination, all of the Gaming Operator’s casino and gaming equipment, including the Studio City Casino, would revert to the Macau government automatically without compensation and the Gaming Operator would cease to generate any revenues from these operations. In many of these instances, the Subconcession Contract does not provide a specific cure period within which any such events may be cured and, instead, the Gaming Operator may be dependent on consultations and negotiations with the Macau government to enable it to remedy any such default. Neither the Gaming Operator nor Wynn Resorts Macau is granted explicit rights of veto, or of prior consultation. The Macau government may be able to unilaterally rescind the Subconcession Contract upon the following termination events:

•	the operation of gaming without permission or operation of business which does not fall within the business scope of the subconcession;

•

abandonment of approved business or suspension of operations of our gaming business in Macau without reasonable grounds for more than seven consecutive days or more than 14 non-consecutive days within one calendar year;

•

transfer of all or part of the Gaming Operator’s operation in Macau in violation of the relevant laws and administrative regulations governing the operation of games of fortune or chance and other casino games in Macau and without Macau government approval;

•	failure to pay taxes, premiums, levies or other amounts payable to the Macau government;

•	refusal or failure to resume operations following the temporary assumption of operations by the Macau government;

•	repeated opposition to the supervision and inspection by the Macau government and failure to comply with decisions and recommendations of the Macau government, especially those of the DICJ;

•	failure to provide or supplement the guarantee deposit or the guarantees specified in the subconcession within the prescribed period;

•	bankruptcy or insolvency of the Gaming Operator;

•	fraudulent activity harming public interest;

•	serious and repeated violation of the applicable rules for carrying out casino games of chance or games of other forms or damage to the fairness of casino games of chance or games of other forms;

•	systematic non-compliance with the Macau Gaming Law’s basic obligations;

•	the grant to any other person of any managing power over the gaming business of the Gaming Operator or the grant of a subconcession or entering into any agreement to the same effect; or

•

failure by a controlling shareholder in the Gaming Operator to dispose of its interest in the Gaming Operator, within ninety days from the date of the authorization given by the Macau government for such disposal, pursuant to written instructions received from the regulatory authority of a jurisdiction where the said shareholder is licensed to operate, which have had the effect that such controlling shareholder now wishes to dispose of the shares it owns in the Gaming Operator.

Ownership and Capitalization

Set out below are the key terms in relation to ownership and capitalization under the Subconcession Contract:

•	any person who directly acquires voting rights in the Gaming Operator will be subject to authorization from the Macau government;
•

the Gaming Operator will be required to take the necessary measures to ensure that any person who directly or indirectly acquires 5% or more of the shares in the Gaming Operator would be subject to authorization from the Macau government, except when such acquisition is wholly made through the shares of publicly-listed companies tradable at a stock exchange;

•

any person who directly or indirectly acquires 5% or more of the shares in the Gaming Operator will be required to report the acquisition to the Macau government (except when such acquisition is wholly made through shares tradable on a stock exchange as a publicly-listed company);

•	the Macau government’s prior approval would be required for any recapitalization plan of the Gaming Operator; and

•	the Chief Executive of Macau could require the increase of the Gaming Operator’s share capital, if deemed necessary.

Others

In addition, the Subconcession Contract contains various general covenants and obligations and other provisions, including special duties of cooperation, special duties of information, and execution of our investment obligations.

Services and Right to Use Arrangements Regulatory Requirements

The entry into the Services and Right to Use Arrangements by the Gaming Operator and our subsidiary, Studio City Entertainment, pursuant to which the Studio City Casino is operated, was approved by the Macau government in April 2007, and the supplement and amendments thereto were approved by the Macau government in May 2012. Set out below are the key terms of such approvals which remain in force:

•

Studio City Entertainment shall cooperate with the Macau government, making available any documents, information or data requested directly by the Macau government or through the Gaming Operator for the purposes of monitoring its activity, analysis of its accounts and performance of external audits;

•

Studio City Entertainment shall have an annual audit conducted by an external entity, independent and previously accepted by the DICJ, for certification of accounting documents and compliance with relevant legal provisions;

•

Studio City Entertainment accepts to be subject to the legal and contractual supervision of the Macau government applicable to gaming concessionaires and subconcessionaires, to ensure its own suitability and financial capacity, the suitability of its direct or indirect shareholders holding 5% or more of its share capital (except with respect to those shareholders holding shares tradable on a stock exchange), and of its directors and key employees of the Studio City Casino;

•	the transfer of any rights under the Services and Right to Use Arrangements shall be subject to the prior authorization from the Macau government; and

•

the Gaming Operator and Studio City Entertainment are jointly and severally responsible for compliance with applicable laws, regulations and instructions issued by the Macau government, including those regarding anti-money laundering, anti-financing of terrorist acts, anticorruption, operation of slot machines and minimum internal control requirements.

In addition, as set out in the Macau government authorization for the listing of Studio City International, the listing is subject to the following conditions:

•	Studio City International continues to hold, directly or indirectly, 100% of the equity interest of its subsidiary, Studio City Entertainment;

•	Melco Resorts continues to hold, directly or indirectly, at least 50.1% of the equity interest in Studio City International;

•	Melco International continues to hold, directly or indirectly, the majority of the equity interest in Melco Resorts; and

•	Mr. Lawrence Ho, directly or indirectly, continues to hold the majority of the equity interest in Melco International to control such entity.

Under such authorization, the Gaming Operator is required to annually provide the Macau government with evidence with respect to the compliance with the above conditions. In addition, under such authorization, we and the Gaming Operator are also required to comply with the conditions imposed by the Macau government in connection with its approval of our entry into the Services and Right to Use Arrangements.

The Macau government also has the right to revoke such listing authorization if it deems that the listing is contrary to the public interest or in case of any breach of the mentioned conditions. In case of revocation of the listing authorization by the Macau government, Studio City International may be required by the Macau government to delist the ADSs from the New York Stock Exchange. Failure to do so could result in the approval of the Services and Right to Use Arrangements being revoked, preventing us from receiving any amounts thereunder, or result in a closure order being issued with respect to the Studio City Casino or the suspension or termination of the Gaming Operator’s subconcession, in which case we may be unable to offer any gaming facilities at Studio City.

On January 14, 2022 the Macau government put forth to the Legislative Assembly in Macau the terms of the proposed law amending the gaming law. In accordance to such proposed law, after a transition period of three years from the effectiveness date of the law amending the gaming law, gaming activities must be operated by a concessionaire within premises owned by the gaming concessionaire. It is not clear from the proposed law how this would affect the status of the Services and Rights to Use Arrangements after the 3-year transition period. It is possible that the Services and Rights to Use Arrangements may terminate or may be required to be amended or replaced to comply with the law amending the gaming law or other applicable regulations. If, as a result, the Services and Right to Use Arrangements terminates, Studio City Entertainment may not be able to enter into a new services agreement. It is also possible that any amended or replaced terms of the Services and Right to Use Arrangements required to comply with then applicable law may not be comparable to the current terms. Even if the relevant provisions of the proposed law are not adopted, upon the award of new concessions, the Macau government approval for the Services and Rights to Use Arrangements may be revoked and Studio City Entertainment may not be able to enter into an arrangement for the operation of Studio City Casino, or into an arrangement on the same or similar terms.

Taxation

Our subsidiaries incorporated in Macau are subject to Macau complementary tax of 12% on profits earned in or derived from their activities conducted in Macau. In January 2015, the Macau government approved the application by our subsidiary, Studio City Entertainment, for a Macau complementary tax exemption through 2016 on profits generated from income received from the Gaming Operator, to the extent that such income results from gaming operations within Studio City Casino and have been subject to gaming taxes.

In January 2017, the Macau government granted an extension of this exemption for an additional five years from 2017 to 2021. Studio City Entertainment has applied for an extension of the complementary tax exemption for 2022 and such application is currently pending approval by the Macau government. Dividend distributions by such subsidiary continue to be subject to Macau complementary tax. We remain subject to Macau complementary tax on our non-gaming profits.

In September 2017, the Macau government granted Studio City Hotels the declaration of touristic utility purpose pursuant to which Studio City Hotels is entitled to a property tax holiday for a period of twelve years on the immovable property to which the touristic utility was granted, owned or operated by Studio City Hotels. Under such tax holiday, Studio City Hotels is allowed to double the maximum rates applicable to depreciation and reintegration for the purposes of assessment of the Macau complementary tax. In August 2021, the hotel license of Studio City Hotel was transferred from Studio City Hotels to Studio City Developments, the owner of the Studio City property. We have applied for the declaration of touristic utility purpose pursuant to which Studio City Developments would be entitled to the property tax holiday and be allowed to double the maximum rates applicable to depreciation and reintegration for the purposes of assessment of the Macau complementary tax to be granted to Studio City Developments. Such application is currently pending and there is no assurance that the Macau government will extend such benefit to Studio City Developments.

DEFINITIONS

“2013 Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into by, among others, Studio City Company, as borrower and certain subsidiaries as guarantors, comprising a term loan facility of HK$10,080,460,000 (US$1,294.8 million based on the exchange rate on the transaction date) and revolving credit facility of HK$775,420,000 (US$99.6 million based on the exchange rate on the transaction date), and which has been amended, restated and extended by the 2016 Credit Facility;

“2016 Credit Facility” refers to the facility agreement dated November 23, 2016, entered into between, among others, Studio City Company as borrower and Bank of China Limited, Macau Branch as administrative agent, to amend, restate and extend the 2013 Project Facility to provide for senior secured credit facilities in an aggregate amount of HK$234,000,000, which consist of a HK$233,000,000 (US$30.0 million) revolving credit facility and a HK$1,000,000 (US$0.1 million) term loan facility;

“2020 Intercompany Notes” refers to the loans by Studio City Finance of the proceeds of the 2020 6.0% Notes and the 2020 6.5% Notes to Studio City Investments, collectively;

“2020 6.0% Notes” refers to the 6.000% senior notes due 2025 in an aggregate principal amount of US$500,000,000 issued by Studio City Finance on July 15, 2020;

“2020 6.5% Notes” refers to the 6.500% senior notes due 2028 in an aggregate principal amount of US$500,000,000 issued by Studio City Finance on July 15, 2020;

“2021 Intercompany Note” refers to the loan by Studio City Finance of the proceeds of the 2021 Notes to Studio City Investments;

“2021 Notes” refers to the 5.00% senior notes due 2029 in an aggregate principal amount of US$1,100,000,000 issued by Studio City Finance, of which US$750,000,000 was issued on January 14, 2021 and US$350,000,000 was issued on May 20, 2021;

“2021 Credit Facility” refers to the facility agreement dated March 15, 2021, entered into between, among others, Studio City Company as borrower and Bank of China Limited, Macau Branch as administrative agent, to amend, restate and extend the 2016 Credit Facility to provide for senior secured credit facilities in an aggregate amount of HK$234,000,000, which consist of a HK$233,000,000 (US$29.9 million) revolving credit facility and a HK$1,000,000 (US$0.1 million) term loan facility;

“China” and “PRC” refer to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan from a geographical point of view;

“Existing Notes” refers to the 2020 Notes and the 2021 Notes, collectively;

“Galaxy” refers to Galaxy Casino, S.A., one of the three holders of a concession for the operation of casino games in Macau;

“Gaming Operator” or “Melco Resorts Macau” refers to Melco Resorts (Macau) Limited (formerly known as Melco Crown (Macau) Limited), a company incorporated under the laws of Macau that is a subsidiary of Melco Resorts, the holder of a subconcession for the operation of casino games in Macau and the operator of Studio City Casino. The equity interest of the Gaming Operator is 90% owned by Melco Resorts and 10% owned by Mr. Lawrence Ho, the managing director of the Gaming Operator;

“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

“Macau” and “Macau SAR” refer to the Macau Special Administrative Region of the PRC;

“Melco Resorts” refers to Melco Resorts & Entertainment Limited, a company incorporated in the Cayman Islands with its American depositary shares listed on the Nasdaq Global Select Market;

“Melco International” refers to Melco International Development Limited, a public limited company incorporated in Hong Kong with its shares listed on The Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange;

“MGM Grand” refers to MGM Grand Paradise, S.A., one of the three holder(s) of a subconcession for the operation of casino games in Macau;

“Services and Right to Use Arrangements” refers to the services and right to use agreement with the Gaming Operator entered in May 2007 (as amended on June 15, 2012), together with the reimbursement agreement and other agreements or arrangements entered into from time to time, pursuant to which the Gaming Operator agrees to operate Studio City Casino;

“SJM” refers to Sociedade de Jogos de Macau, S.A., one of the three holders of a concession for the operation of casino games in Macau;

“Studio City” refers to a cinematically-themed integrated resort in Cotai, Macau;

“Studio City Casino” refers to the gaming areas being operated within Studio City;

“Studio City Entertainment” refers to our subsidiary, Studio City Entertainment Limited, a Macau company;

“Studio City Finance” refers to Studio City Finance Limited, the direct parent of Studio City Investments;

“Studio City Investments” refers to the direct parent of the Company;

“Studio City International” refers to Studio City International Holdings Limited, formerly known as Cyber One Agents Limited, a company incorporated in the Cayman Islands with its American depositary shares listed on the New York Stock Exchange, and an indirect parent of the Issuer;

“Subconcession Contract” refers to the subconcession contract executed between the Gaming Operator and Wynn Resorts (Macau) S.A., or Wynn Resorts Macau, on September 8, 2006, that provides for the terms and conditions of the subconcession granted to the Gaming Operator by Wynn Resorts Macau;

“U.S. GAAP” refers to the U.S. generally accepted accounting principles;

“Venetian Macau” refers to Venetian Macau Limited, one of the three holder(s) of a subconcession for the operation of casino games in Macau;

“Wynn Resorts Macau” refers to Wynn Resorts (Macau) S.A., one of the three holders of a concession for the operation of casino games in Macau;

The distribution of this document in certain jurisdictions may be restricted by law. Persons into whose possession this document comes are required to inform themselves about, and to observe, any such restrictions. This document is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities referred to herein or any securities of the Company or Studio City International Holdings Limited. Nothing in this document constitutes an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SAFE HARBOR STATEMENT

This document contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Studio City International Holdings Limited may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Studio City International Holdings Limited’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the global pandemic of COVID-19, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, our industry and the global economy, (ii) growth of the gaming market and visitations in Macau, (iii) capital and credit market volatility, (iv) local and global economic conditions, (v) our anticipated growth strategies, (vi) gaming authority and other governmental approvals and regulations, (vii) proposed amendments to the gaming law in Macau, the extension of current concessions and subconcessions and tender for new gaming concessions, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in Studio City International Holdings Limited’s filings with the SEC. All information provided in this document is as of the date of this document, and Studio City International Holdings Limited undertakes no duty to update such information, except as required under applicable law.